Filed by Wallbox B.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. II

Commission File No. 001-40114

Date: August 30, 2021

THE MINISTER OF INDUSTRY, TRADE AND TOURISM, REYES MAROTO, VISITED

WALLBOX’S HEADQUARTERS IN THE UNITED STATES

This event, which provided an opportunity to learn about the company’s commitment to innovation and electromobility, was part of the President of the Government’s trade mission to the United States in which Enric Asunción, CEO of Wallbox, participated.

During the official trip, Wallbox has been able to present its technology to government officials, business leaders and investors and to increase the profile of Spanish talent in its sector.

BARCELONA, SPAIN / MOUNTAIN VIEW, CALIFORNIA—26 July 2021—Wallbox, a leading provider of electric vehicle charging solutions welcomed the Minister of Industry, Trade and Tourism, Reyes Maroto, to their North American headquarters in Mountain View (California, United States) last Friday. The tour followed Maroto’s visit to Wallbox’s Barcelona factory to see the assembly line (October 2020), and served to give the minister greater insight into how the company’s U.S. expansion would be a catalyst for further growth in Spain, especially in terms of engineering and Research and Development. In addition to the Minister and part of her Cabinet, this special visit was attended by Francisco Polo, High Commissioner for Spain Entrepreneur Nation; members of her team, the Cabinet of the President of the Government of Spain and the Spanish Trade Office in Los Angeles; and leaders of other high-profile Spanish companies.

During the visit, Enric Asunción, CEO and co-founder of Wallbox, hosted the official delegation, showcasing the company’s commitment to electromobility. “I am proud to be able to show Minister Reyes Maroto and her team how a Spanish company can successfully serve a global market and bring Spanish talent and knowledge to the world. Thanks to our commitment to innovation and the work of our continuously evolving team, we have become influential players in leading markets outside of Spain—which will accelerate business demand and innovation locally,” said Enric Asunción.

Trade mission with the President of the Spanish Government

This visit by the Minister of Industry, Trade and Tourism to Wallbox’s NA HQ formed part of the trade mission led by Pedro Sánchez, President of the Spanish Government, that included Enric Asunción and other high profile Spanish businessmen. The objective of this trip was to boost business collaboration between the United States and Spain and included visits with government officials, prominent business leaders, investors and media in New York, Los Angeles and San Francisco.

“For Wallbox, being selected by the Cabinet of the President of the Government for this trip has represented a unique opportunity to highlight electromobility as both an economic and sustainability pillar. Our participation in this trade mission has allowed us to present our technology to key stakeholders in the United States and demonstrate first hand Spain’s contribution to the global EV market,” said Enric Asunción.

Between 21 to 23 July, Enric Asunción took part in various events to raise awareness of the talent and entrepreneurial spirit that exists in Spain and to highlight the value of our country as a leader in innovation and business. Included in the official tour was a visit to the Apple campus in Cupertino, a meeting with venture capitalists at the HP campus in Palo Alto, and an event with Spanish entrepreneurs and talent in Silicon Valley.

During his time in the U.S. Enric Asunción also toured the New York Stock Exchange with Justin Mirro, CEO of Kensington. This visit was held under the pretext of the business combination between both entities, which will result in Wallbox becoming a company listed on the New York Stock Exchange under the ticker symbol “WBX” (more information here).

Enric Asunción also had the opportunity to meet with Nicole Nason, who was the 26th Administrator of the Federal Highway Administration (FHWA) at the U.S. Department of Transportation and a current member of the Kensington Board of Directors; and with Peter Faricy, CEO of Sunpower, the second largest solar panel company in the United States.

Founded in 2015, Wallbox is a provider of integrated smart charging and energy management solutions for residential, semi-public and public use. The company has sold more than 100,000 charger units to date and offers the only two-way DC residential charging unit on the market. It has nine offices on three continents and sells its products in 67 countries, including the United States from early 2021. With two factories in Barcelona, Wallbox is currently looking for a location in the United States for the creation of its third production plant.

About Wallbox

Wallbox is a global company, dedicated to changing the way the world uses energy in the electric vehicle industry. Wallbox creates smart charging systems that combine innovative technology with outstanding design and manage the communication between vehicle, grid, building and charger. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public and public use in more than 60 countries.

Founded in 2015, with headquarters in Barcelona, Wallbox’s mission is to facilitate the adoption of electric vehicles today to make more sustainable use of energy tomorrow. The company employs over 500 people in Europe, Asia, and the Americas.

Wallbox and Kensington announced a business combination in June 2021 that is expected to result in Wallbox becoming a publicly traded company on the NYSE under the ticker symbol “WBX.”

For additional information, please visit www.wallbox.com.

About Kensington

Kensington Capital Acquisition Corp. II (NYSE: KCAC) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with a business in the automotive and automotive-related sector. The company is sponsored by Kensington Capital Partners (“KCP”) and the management team of Justin Mirro, Bob Remenar, Simon Boag and Dan Huber. The company is also supported by a board of independent directors including Tom LaSorda, Nicole Nason, Anders Pettersson, Mitch Quain, Don Runkle and Matt Simoncini. The Kensington team has completed over 70 automotive transactions and has over 300 years of combined experience leading some of the largest automotive companies in the world.

For additional information, please visit www.autospac.com.

Additional Information

This communication is being made in respect of the proposed transaction involving Wallbox Chargers, S.L. (“Wallbox”), Wallbox B.V. and Kensington Capital Acquisition Corp. II (“Kensington”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Wallbox B.V. will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Kensington in connection with Kensington’s solicitation of proxies for the vote by Kensington’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Wallbox and Kensington also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Kensington’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Wallbox and Kensington will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Wallbox’s website at www.wallbox.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Kensington’s website at www.autospac.com.

Participants in the Solicitations

Wallbox, Wallbox B.V., Kensington and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Kensington’s shareholders in connection with the proposed transaction. You can find more information about Kensington’s directors and executive officers in Kensington’s final prospectus dated February 25, 2021 and filed with the SEC on February 26, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding Kensington’s proposed business combination with Wallbox, Kensington’s ability to consummate the transaction, the development and performance of Wallbox’s products (including the timeframe for development of such products), the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “are designed to,” “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Wallbox disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Wallbox cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Kensington or Wallbox. In addition, Wallbox cautions you that the forward-looking statements contained herein are subject to the following uncertainties and risk factors that could affect Wallbox’s and Kensington’s future performance and cause results to differ from the forward-looking statements herein: Wallbox’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Wallbox to grow and manage growth profitably following the business combination; risks relating to the outcome and timing of the Company’s development of its charging and energy management technology and related manufacturing processes; intense competition in the electric vehicle charging space; risks related to health pandemics, including the

COVID-19 pandemic; the possibility that Wallbox may be adversely affected by other economic, business, and/or competitive factors; the possibility that the expected timeframe for, and other expectations regarding the development and performance of, Wallbox products will differ from current assumptions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Kensington or Wallbox, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Kensington or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Kensington or Wallbox as a result of the announcement and consummation of the business combination; costs related to the business combination; changes in applicable laws or regulations; underlying assumptions with respect to shareholder redemptions. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, and, when available, proxy statement/prospectus of Wallbox B.V. in the registration statement on Form F-4 filed with the SEC. Kensington’s and Wallbox B.V.’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

PR Contacts:

Canela (National)

Miguel Ángel Sánchez | Elena Mañas

msanchez@canelapr.com | emanas@canelapr.com

T. 915 23 05 84

Related Links:

www.wallbox.com

www.autospac.com

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